Exhibit 99.2

OREZEONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

March 31, 2008

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the year ended December 31, 2007 may contain or refer to certain forward-looking statements relating, but not limited to, the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).  In this Management Discussion and Analysis, we use the terms “measured”, “indicated” and “inferred” resources.  Although these terms are recognized and required in Canada, the SEC does not recognize them.  The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”.  Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made.  United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”.  Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Introduction

Management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided to enable the reader to assess material changes in financial condition and results of operations for the fiscal year ended December 31, 2007, in comparison to the corresponding prior-year periods.

The MD&A is intended to supplement and compliment the audited annual consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2007 (collectively, the “Financial Statements”).  This MD&A should be read in conjunction with the Financial Statements, Form 40-F and Annual Information Form (“AIF”) on file with the SEC and Canadian provincial securities regulatory authorities, respectively, all for the year ended December 31, 2007.  All dollar amounts in this report are in United States dollars, unless otherwise specified.

The Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with US GAAP.  Note 16 to the Financial Statements contains the adjustments which would have to be made to comply with US GAAP, and it also identifies the major differences between Canadian GAAP and US GAAP that affect the Financial Statements.

This discussion and analysis is prepared in conformity with NI 51-102F1 and has been approved by the Board of Directors prior to release.

Nature of Operations

Orezone is engaged in the acquisition, exploration and development of mineral properties, in Burkina Faso, and Niger, West Africa.  The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company.  The company was granted a mining permit for the Essakane Project on February 29th, 2008 that will allow the Company to commence development of the mine. The Company is also advancing several other projects towards possible production decisions in the future.  At this stage the Company does not yet have revenue nor sufficient funds to complete construction of the mine at Essakane.

The Company has concentrated its activities in Burkina Faso, West Africa since 1996, but has also spent part of its annual exploration budget in Niger.  The Company made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighboring countries of Mali and Ghana, where a number of major discoveries have been made and a number of large mines have been built.  In addition, Burkina Faso has been politically stable for many years, has good infrastructure relative to much of West Africa, and has provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms.

The Company’s most important project is Essakane.  At the end of Q3 2007, Gold Fields Limited (“GFL”), a South African based mining company, held a 60% interest after completing and presenting a Definitive Feasibility Study (“DFS”) to the Company in September 2007.  In Q4 2007, the Company entered into an agreement with GFL to acquire their 60% interest in the Essakane Project in consideration for $200 million in cash and shares.  The acquisition consisted of a cash payment to GFL of $150 Million and the issuance of 41,666,667 shares of the Company at a price of $1.20 per share.  As a result, the Company became the operator with a 100% interest in the project.

Orezone is also actively exploring a number of other projects, which are at various stages of exploration.  The Company is also looking at potential investments and synergies, mergers, or acquisitions within the mining sector.

Orezone’s common shares are listed for trading on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol “OZN”.   The Company’s head office is located in Ottawa, Canada and it also has field offices in Burkina Faso, and Niger.

Significant developments in 2007:

•                  Exploration expenditures were $10.9 million and results were received from the Séguénéga,  Bondigui, Bomboré, and Essakane properties in Burkina Faso;

•                  The Company was granted uranium exploration permits in Niger.  The two permits, totaling 980 km², are located adjacent to Areva’s exploration permits and within 40 km of its SOMAÏR and COMINAK uranium mines which have been in production since the early seventies;

•                  The Company announced a budget of $2.83 Million for 2007 to continue drilling, sampling, mapping and surveying on the Séguénéga Project.

•                  An NI 43-101 compliant DFS was completed for the Essakane project.  The results included estimated capital costs of $346.5 Million to build a 5.4 Mtpa CIL plant that will produce an average of 292,000 ounces of gold per year at an average cost of $298 per ounce;

•                  GFL approved a $15.6 million budget to complete a forty percent detailed engineering design of Essakane mine facilities and infrastructure, to consult with affected Essakane communities on potential development of a mining project and to establish a Mining Convention with the government (as per DFS);

•                  A new resource estimate was completed for the Essakane project.  Indicated resources within a $650 /oz pit shell are now estimated to be 3.8 Moz of gold at a 0.5 g/t cutoff grade;

•                  The Company completed a $200 Million equity financing and subsequently acquired GFL’s 60%  interest in the Essakane Project.  Orezone is now the 100% owner and the operator of the Essakane Project;

•                  The Company added new experienced members to its development team to build Essakane.  The Company continues to add new members to its management team and is building an operations team.;

•                  The Essakane project received formal environmental approval from the Ministry of Environment and the Quality of Life of Burkina Faso, West Africa;

•                  The underwriters of the $200 Million equity financing exercised their option to purchase an additional 13,873,830 shares at a price of $1.20 per share for additional gross proceeds of $16,648,596. This increased the total gross proceeds from the common share financing to $216,688,596;

Important events that will likely have an effect on the Company in the coming year include:

•                  The Company has appointed Mandated Lead Arrangers (MLA’s) to arrange and underwrite up to $250 million of project debt for Essakane;

•                  Subsequent to year-end, the Company announced that it has entered into an agreement with North Atlantic Resources Ltd (“Northern”), to create a new uranium exploration company called Brighton Energy Limited (“Brighton”).  Under the terms of the agreement, Orezone will transfer its existing uranium exploration permits in Niger to Brighton.  Northern will transfer to Brighton its wholly-owned subsidiary Selier Energy Niger SARL which holds three permits (Abelajouad and Assaouas 1 and Assaouas 2) located adjacent to and south of the Areva mining and exploration permits and proximal to the Arlit fault, which is the dominant control structure for uranium deposition. Each company will own 50% of Brighton subsequent to the transaction.

•                  Subsequent to year-end, the Company released an NI 43-101 compliant resource estimate for it’s Bomboré project is Burkina Faso, West Africa.  Met-Chem Canada Inc., of Montreal, Quebec estimated a total indicated resource of 576,000 oz of gold contained in 29.6 million tonnes (Mt) at a grade of 0.61 g/t along with inferred resources of 501,000 oz contained within 23.7 Mt at a grade of 0.66 g/t (Table 1).  This resource estimate is based on reverse circulation (RC) and core drilling data compiled up to March 2007 to a depth of 60 m using a 0.4 g/t lower cut off and 3.0 g/t top cut. The resources occur in five zones contained within the Bomboré geochemical anomaly (BGA). This gold-in-soil anomaly extends virtually uninterrupted at a level of +0.1 g/t for more than 14 km and represents the largest gold anomaly in Burkina Faso.

•                  Subsequent to year-end, the Company announced that on February 29, 2008, the government of Burkina Faso, West Africa passed a law granting the Company a mining permit for the Essakane project.

Qualified Person

Dr. Pascal Marquis, P.Geo., President and Steve King, P.Geo., Vice President, Exploration are the Company’s qualified persons under NI 43-101, who supervise all work associated with exploration programs in West Africa.  Mr. Ron Little, P.Eng., the Chief Executive Officer, is also a qualified person under NI 43-101.

Exploration Activity

Permits

Burkina Faso

All of Orezone’s properties in Burkina Faso are comprised of exploration permits, as defined by The Burkina Mining Act #031-2003/AN (the “Mining Act”), dated May 8, 2003.  At December 31, 2007, the Company had 16 permits covering approximately 2,762 km2 in Burkina Faso.  Exploration permits in Burkina Faso give the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit.  Exploration permits are generally valid for a period of three years from date of issue, and may be renewed for two more consecutive terms of three years for a total of nine years.  The Government of Burkina Faso has been amenable to issuing new permits after the expiration of nine years in certain circumstances.  The permit holder has the exclusive right, at any time, to convert the exploration permit to a mining exploitation license (“mining permit”).

Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted.  Pursuant to article 20 of the law, mining permits are treated as real property rights with complete right of mortgage and liens.  Both exploration and mining permits are transferable rights.  Pursuant to article 78 of the law, only holders of mining permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties.  As all of the Company’s properties are exploration permits, there is no requirement to maintain a reserve for future reclamation or potential environmental liabilities.  All mining permits in Burkina Faso are subject to a 10% carried interest and a 3% royalty on gold produced in favour of Burkina Faso, once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention provides that financial and customs regulations and rates will be fixed during the term of the mining permit and that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the mining permit.

Niger

In the Republic of Niger, exploration permits are also granted for an initial three year period and are renewable twice with permit size reductions. For exploitation licenses, the government has the right to a 10% carried interest in any Nigerian corporation formed for the purpose of mining, can increase its interest to 40% by participating in development for the permits granted under the 2006-026 Décret dated 9 August 2006, and receives a 5.5% royalty on gold produced. The Company presently has one exploration permit (Kossa) covering 999 km2 in Niger, and an option enabling it to earn an interest in another permit (Koyria) that covers 1,045 km2; both were granted prior to the 2006-026 Décret. The Company, through a wholly owned subsidiary, also holds two uranium exploration permits (Zelinel and Zeline) covering 983 km2, which were granted in the second quarter of 2007 by the Government of the Republic of Niger.  In the second quarter of 2007, the Company decided to abandon one of the permits (Namaga) in which it was earning an interest.

The Company has a signed a Mining Convention for each of the permits held in Niger, which Mining Convention specifies the precise terms of any exploration or mining activity on each permit should the Company elect to take a project into operation.  It provides guarantees of exclusivity and fiscal and legal regime.  This Convention has a term of 30 years.  If the mining life is greater than 30 years, the Convention provides for re-negotiation.  The Convention grants fiscal incentives only available to the mining industry in Niger, including a five year income tax holiday.

The Company also has three outstanding permit applications pending with the Government of the Republic of Niger, and is unable to determine if or when these permits will be granted.

Drilling

During 2007, the Company drilled 64,125 m compared to 87,395  m in 2006 and 153,173 in 2005.  This represents a 27 percent decrease from 2006 and is largely attributable to the Essakane project being managed by GFL for the majority of 2007.  The Company did not carry out any significant drilling activity on the Essakane project in 2007.  The Company concentrated its drilling activities in 2007 on its properties in Niger, its Bondigui project, and the Séguénéga project.

Annual Drilling Statistics

	2007		2006		2005
Drilling (in meters)
Reverse circulation	36,168		68,968		123,800
Diamond drill	10,812		9,165		29,374
Rotary air blast	15,514		7,588		—
Air core	1,631		1,674		—

Total	64,125	(1)	87,395	(1)	153,174

Annual Exploration Expenditures

	2007	2006	2005
Material Project
Essakane	$3,530,804	$1,553,486	$14,171,738
Séguénéga	3,919,565	2,479,355	3,213,216
Bomboré	1,116,846	762,542	908,558
Bondigui	1,648,595	2,023,482	650,514
Golden Hill	696,001	208,441	309,898
Kossa	1,179,283	1,274,746	776,698
Namaga	294,479	676,452	—
Koyria	926,986	367,447	—
Other	387,085	784,303	807,591
	13,699,644	10,130,254	20,838,213
Write-off of deferred exploration expenses	(2,039,175)	(202,520)	(3,687,251)
Optionee contributions	(725,405)	(1,151,042)	(14,225,450)

Total	$10,935,064	$8,776,692	$2,925,512

Essakane Project Area

The Essakane project currently comprised eight exploration permits covering a land package of approximately 1,275 km2.

During the 2007 fiscal year, expenditures on the Essakane project totaled approximately $3.5 million, which represents a substantial decrease from the $1.6 million spent in 2006.  The comparative periods includes the Company’s portion of exploration activities conducted outside the Essakane Main Zone (EMZ).  No similar activity was carried out in the current fiscal year; only minor adjustments were made to account for updated optionee contributions.  The majority of exploration expenditures in 2007 were incurred by GFL.

In September 2007, a NI 43-101 compliant DFS for the Essakane Project in Burkina Faso, West Africa, was delivered to the Company as part of a Shareholders’ agreement which provides for GFL earning a 60% interest in the Essakane Project upon issuance of this DFS.  An executive summary of the DFS was prepared by GRD Minproc of South Africa.  Subsequent to the issuance of the DFS, the Company completed an acquisition of GFL’s 60% interest and became the operator of the Essakane project.

Capital Costs

Capital costs have been estimated at $346.5 million (+/- 15%) to build a 5.4 Mtpa CIL  (Carbon in Leach) plant that will produce an average of 292,000 ounces of gold per year at an average cash cost of $298 per ounce over an 8.6 year mine life. The stripping ratio is 3.1:1. Power will be provided by a 32MW heavy fuel oil and diesel power station with an estimated cost of $0.16 per kwh.

Summary of Capital Costs

Description	US$M
Water Storage and Infrastructure	14.3
Mine Fleet	49.0
Mining Other (Pre-prod & Infrastructure)	11.8
Process Plant and Ancillaries	111.1
Infrastructure, Accommodation and Roads	18.1
EPCM	15.6
Relocation Costs	18.5
Power Supply and Infrastructure	36.7
Working Capital	17.8
Overburden and Tailing Storage Facilities	17.4
Owner’s Costs	21.9
Contingency	14.3

Total	346.5

Mineral Reserves and Resources

The following mineral reserve and mineral resource estimate tables are derived from the Essakane DFS.

Essakane Project — Mineral Reserves(1)

Category	Reporting cut-off(2) (g/t gold)	Tonnage (Tonnes)	Gold Grade(3) (g/t)	Contained Gold (oz)
	Oxide 0.52	11,600,000	1.47	547,000
Probable	Transition 0.58	10,100,000	1.71	555,000
	Fresh 0.64	24,800,000	1.94	1,547,000
Total Probable		46,400,000	1.78	2,649,000
Proven		—	—	—
Total Proven		—	—	—
Total		46,400,000	1.78	2,649,000

(1)                                  Figures have been rounded and this may have resulted in minor discrepancies.

(2)                                  The reporting cut-off (g/t gold) have been applied to recovered grades.

(3)                                  The average gold grades (g/t) represent diluted mill feed.

Essakane Project — Mineral Resources(1),(2)

Category	0.50 g/t gold cut-off(3)(4)			1.0 g/t gold cut-off(4)
	Tonnage (Tonnes)	Gold Grade(5) (g/t)	Contained Gold (oz)	Tonnage (Tonnes)	Gold Grade(5) (g/t)	Contained Gold (oz)
Indicated	73,400,000	1.62	3,820,000	40,500,000	2.35	3,060,000
Inferred	16,100,000	1.66	860,000	9,500,000	2.31	710,000

(1)                                  Mineral resources are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Figures have been rounded and this may have resulted in minor discrepancies.

(2)                                  Mineral resources estimated as constrained within a $650/oz pit shell.

(3)                                  Additional estimates using cut-offs of 0.80 g/t gold and 1.20 g/t gold are reported in the Essakane Technical Report.

(4)                                  The reporting cut-offs (g/t gold) have been applied to in situ grades.

(5)                                  The average gold grades (g/t) represent in situ grades.

The resource and reserve estimates have been reviewed by independent consultant Snowden Mining Industry Consultants. Mr. IM Glacken, FAusIMM (CP), CEng, and Group General Manager — Resources at Snowden MIC is the Qualified Person who has reviewed this mineral resources estimate.

Financial Model

Based on the economic parameters that were determined for the Essakane Project, the open pit mine yields average production of 292,000 oz per year for a total of 2,507,000 recoverable ounces.  The table below sets out the financial results using various gold and fuel prices which are the two dominant sensitivities of the project.

Summary of Financial Results

Gold Price (US$/oz)	460	580	650	720
Oil Price (US$/bbl)	40	50	60	80
Ounces Recovered (000 oz)	2,507	2,507	2,507	2,507
Average Annual Production (000 oz)	292	292	292	292
Cash Cost (US$/oz)	269	298	321	356
Total Cash Cost (US$/oz)	418	447	469	505
Total Free Carried Cash Cost (US$/oz)	464	497	521	561
Pre-Tax Project IRR (%)	5.8%	14.8%	18.8%	21.5%

Schedule

The table below sets out the project development schedule and Milestones.

Table 5

Project Development Schedule and Milestones

Task	Date
Grinding mills contract award	Q2/07
Commence detailed design	Q3/07
Award the mine village and resettlement housing contracts	Q2/08
Award the mining fleet purchase order	Q2/08
Award the contract for the power station	Q2/08
Commence building the mine village and resettlement houses	Q3/08
Establish the contractor’s lay-down area	Q3/08
Commence the plant earthworks	Q4/08
Commence excavation of the off channel storage facility	Q4/08
Commence mining activities	Q2/10
Commission the power station	Q3/10
Commence ore commissioning	Q1/10
Handover the plant	Q1/10

Negotiation of the Essakane Mining Convention (as defined below) is underway in Burkina Faso and is expected to be in place by the end of the second quarter of 2008. Prior to the development of the Essakane project, the following three conditions must and have already been fulfilled: (i) acceptance of the Environmental and Socio-Economic Impact Assessment (“ESIA”) through a ‘‘positive notice’’ from the Burkina Faso Minister of Environment; (ii) grant of the Mining Permit (as defined below) by the Burkina Faso Minister of Mines; and (iii) agreement with local populations on resettlement plans and process.  Only the completion of the Mining Convention remains outstanding.

The DFS demonstrates that Essakane is an economically viable project.  However, a formal decision to proceed with construction has not yet been made.  The Company is currently revising the DFS to include among other things, updated cost estimates and a new mine design based on a $600 gold price and increased throughput in the early years,   The revised study is expected to be released in the second quarter 2008.  While a mining permit has been issued by the government of Burkina Faso, the Company is currently negotiating to improve the terms of the standard mining convention.  This process is expected to be completed in the second quarter 2008.  In addition, the Company is currently finalizing a $250 million debt facility to partially finance construction of the mine.  The facility will be subject to a number of conditions including the completion of the mining convention and raising additional equity which will likely be in excess of $100 million.  The Company has begun to place orders and enter into commitments to purchase long lead time equipment in order for ultimate development to proceed in a timely manner.  The additional financing will also be required to complete the purchase of this equipment.

The Company commenced RC drilling at Essakane in January 2008 and DD drilling in February.  The goal of this drilling campaign will be convert some Inferred resources to Indicated and to expand EMZ mineral resources, and to produce an inititial resource estimate for the Falagountou satellite deposit.  The Company expects to complete a new resource model for the project by the end of 2008.  The Company is also in the process of preparing an Addendum to the DFS.  Reserves will be restated to reflect the higher price of gold and various adjustments designed to further optimize the project will be included.  The Company expects to release a revised DFS during the second quarter 2008.

Séguénega Project Area

Exploration expenditures for the Séguénéga project have increased compared to the preceding year; approximately $3.9 million in 2007 compared to approximately $2.5 million over the same period in 2006.  The costs in 2006 relate to exploration and definition drilling, as well as preliminary assessment studies. Most of the costs in 2007 relate to exploration and definition drilling, a preliminary assessment report, geophysical surveys, prospecting and mapping programs conducted on five new permits related to option agreements signed by the Company in the first quarter of 2007.  In 2007A new NI 43-101 compliant resource update report was completed in the fourth quarter of 2007.

Permits

Tiba

Work in 2007 consisted of regional sampling, mapping, ground geophysics and airborne geophysical surveys, and drilling focused on infill work with core holes to confirm previous RC results and some new RC work to test extensions and new anomalies.

In the fourth quarter of 2007, the Company announced an increase in the NI 43-101 compliant gold resources of the Séguénéga project.  Met-Chem Canada Inc., of Montreal, Quebec, validated the resource estimate performed by the Company, which includes an indicated resource of 446,000 oz contained in 7.2 Mt at a grade of 1.9 g/t Au along with an inferred resource of 64,000 oz contained within 1.3 Mt at a grade of 1.5 g/t.  This resource estimate does not include drill results from 2007.  Total resources are contained within four (4) principal zones: Bakou, Gambo and Tiba to an average depth of 120 m and RZ to a depth of 200 m.  This represents a 44% increase in the indicated mineral resource at Séguénéga from the March 2006 Met-Chem Report (March 22, 2006 press release) and provides a substantial foundation for advancing the Séguénéga Deposit to the feasibility stage for a small heap leach scenario.

2007 Met-Chem NI 43-101 resource estimate for the Séguénéga deposit.

Category	Tonnes*	Au Grade (g/t)	Ounces
Indicated	7,150,000	1.94	446,000
Inferred	1,320,000	1.50	64,000

*0.5 g/t Cutoff

2006 Met-Chem NI 43-101 resource estimate for the Séguénéga deposit

Category	Tonnes*	Au Grade (g/t)	Ounces
Indicated	4,844,000	1.99	310,000
Inferred	1,413,000	1.61	73,000

*0.5 g/t Cutoff

Later in the fourth quarter, following the completion of follow up definition drilling programs (3,416 m of diamond drilling and 3,067 m of reverse circulation drilling) on targets in the RZ, Gambo, Bakou and Tiba zones, Orezone announced positive results including 24 m of 3.1 g/t at Bakou and 29.5 m of 3.31 g/t at Tiba 1E.

The Company could make a decision to commence a FFS in the fourth quarter of 2008 if results from the 2008 campaign are positive.

Namasa

Work in 2007 consisted of

•                  Reverse Circulation (“RC”) definition and scout drilling (4,563 m) on the zones discovered at the end of 2006 and on new targets;

•                  650 m of diamond drilling on the zones discovered in late 2006;

•                  regional mapping and sampling;

•                  ground geophysical surveys; and

•                  magnetic and radiometric airborne survey.

Several targets were advanced to the drilling stage, but the results were mixed, with poor continuity or structural complexity on the 2006 discoveries. A number of new geophysical and soil geochemistry anomalies have been generated and will be tested in 2008.

Zomkalga Option

Orezone signed an Option agreement with SOMIKA during the first quarter of 2007. Orezone can earn a 51% interest by spending 53 million francs CFA (about USD 120,000) and making 35 million francs CFA (about USD 75,000)  option payments to the permit holder over a 4-year period. Orezone can earn an additional 29% interest by spending an additional 372 million francs CFA (about USD 825,000) on the property. Orezone has the option to buy the residual 20% interest of the current permit holder for 248 million francs CFA (about USD 550,000), or to dilute the current permit holder to a 10% interest that would be converted to a 1.8% NSR, which can be bought back by Orezone for 891 million francs CFA (about USD 2,000,000). The Zomkalga permit covers an area of 98 square kilometers immediately to the east of Orezone’s Tiba and Namasa permits.

Work in 2007 consisted of

•                  Scout drilling programs targeting known prospects (148 m of RC) and new geophysical target areas (2,859 m of shallow Rotary Air Blast “RAB”);

•                  regional mapping and sampling;

•                  ground geophysical surveys; and

•                  magnetic and radiometric airborne survey.

The RAB drilling program identified several gold anomalies warranting follow-up work.

Kossouka Option

Orezone signed an Option agreement with Mr. Adama Kindo during the first quarter of 2007. Orezone can earn a 51% interest by spending 195 million francs CFA (about USD 435,000) and making 79 million francs CFA (about USD 175,000)  option payments to the permit holder over a 4-year period. Orezone can earn an additional 29% interest by spending an additional 445 million francs CFA (about USD 890,000) on the property. Orezone has the option to buy the residual 20% interest from the current permit holder for 295 million francs CFA (about USD 655,000), or to dilute the current permit holder to a 10% interest that would be converted to a 1.8% NSR, which can be bought back by Orezone for 891 millions francs CFA (about USD 2,000,000). The Kossouka permit covers an area of 241 square kilometers immediately to the east of our Zomkalga Option permit.

Work in 2007 consisted of

•                  Scout drilling programs targeting known prospects (302 m of RC) and new geophysical targets (4,376 m of RAB);

•                  regional mapping and sampling;

•                  ground geophysical surveys; and

•                  magnetic and radiometric airborne survey.

The RAB drilling program identified several gold anomalies warranting follow-up work.

Tanlili Option

Orezone signed an Option agreement with Mr. Daouda Ouattara during the first quarter of 2007. Orezone can earn a 51% interest by spending 150 million francs CFA (about USD 335,000) and making 50 million francs CFA (about USD 110,000)  option payments to the permit holder over a 3-year period. Orezone can earn an additional 39% interest by spending an additional 350 million francs CFA (about USD 775,000) on the property. Orezone has the option to convert the residual 10% interest into a 3% NSR, which can be bought back by Orezone for 1,250 million francs CFA (about USD 2,750,000). The Tanlili permit covers an area of 161 square kilometers immediately to the west of the Tiba permit.

Work in 2007 consisted of

•                  Scout drilling programs targeting known prospects (2,341 m of RC) and new geophysical targets;

•                  regional mapping and sampling;

•                  ground geophysical surveys; and

•                  magnetic and radiometric airborne survey.

The scout drilling program tested several targets. Results were poor on two prospects (Koudma and Margo), but low grade gold mineralization was intersected in five of the eleven holes drilled on the Péllé South prospect.

Zanna Option

Orezone signed an Option agreement with Orex Ressources during the first quarter of 2007. Orezone can earn a 51% interest by spending 150 million francs CFA (about USD 335,000) and making 50 million francs CFA (about USD 110,000)  option payments to the permit holder over a 3-year period. Orezone can earn an additional 39% interest by spending an additional 350 million francs CFA (about USD 775,000) on the property. Orezone has the option to convert the residual 10% interest into a 3% NSR, which can be bought back by Orezone for 1,250 million francs CFA (about USD 2,750,000). The Zanna permit covers an area of 154 square kilometers immediately to the north of the Tanlili Option permit.

Work in 2007 consisted of

•                  Scout drilling programs targeting known prospects (2,074 m of RC) and new geochemical target areas; and

•                  regional mapping and geochemical sampling.

The scout drilling program tested several targets. Results were poor on Mogombouli prospect, but significant low grade gold mineralization was intersected on Nongfaire South, Nongfaire Main, and Péllé North targets.

Tougouya Option

Orezone signed an Option agreement with Forgae Burkinabe during the first quarter of 2007. Orezone can earn a 51% interest by spending 150 million francs CFA (about USD 335,000) and making 50 million francs CFA (about USD 110,000)  option payments to the permit holder over a 3-year period. Orezone can earn an additional 39% interest by spending an additional 350 million francs CFA (about USD 775,000) on the property. Orezone has the option to convert the residual 10% interest into a 3% NSR, which can be bought back by Orezone for 1,250 million francs CFA (about USD 2,750,000). The Tougouya permit covers an area of 200 square kilometers immediately to the north of the Namasa permit.

Work in 2007 consisted of

•                  Scout drilling programs targeting known prospects (2,167 m of RC) and new geophysical targets;

•                  regional mapping and sampling;

•                  ground geophysical surveys; and

•                  magnetic and radiometric airborne survey.

The scout drilling program tested several targets along the Zouma-Koukabako trend. Results were generally disappointing.

Bomboré Project Area

In 2007, exploration expenditures on this project were $1.1 million compared to $0.8 million in 2006.  Drilling decreased to 3,299 m in 2007 (1,716 of Diamond Drilling (DD), and 1,583 m of RC) from 7,187 m of RC in 2006.  .. A resource model was produced subsequent to this RC drilling and a comprehensive metallurgical test work program will be completed during the second quarter, 2008. A 6,000 m diamond drilling program commenced in November 2007 to validate the resource model developed during the year; it will be followed by a 20,000 m reverse circulation definition drilling program during the first half of 2008 in order to build resource ounces by expanding previous mineralized zones.

Bondigui Project Area

This project is currently comprised of three permits.  The Djarkadougou and Nicéo permits were granted in the third and fourth quarters of 2006 over part of the original Bondigui permit area.  The Djarkadougou permit covers the Zone 2 structure that hosts the four deposits discovered by Orezone since 2003.  The Nicéo permit covers a shear zone that could be an analog to Zone 2 structure, but on the opposite side of the Bondigui batholith.  The Poyo permit is located south of the Djarkadougou permit.

Expenditures in 2007 were $1.6 million versus $2 million in 2006 and $651,000 million in 2005.  There was a decline in expenditures and drilling in 2007 due to delays in the availability of the drilling rigs in the first quarter, and a change in our priorities after the consolidation of the Essakane project during the fourth quarter.

Djarkadougou

Work in 2007 consisted of drilling (2,746 m of DD and 6,687 m of RC) which confirmed multiple mineralized zones and an improved understanding of the structural controls on mineralization.  The systematic character of the distribution of the mineralization is now better understood.  Mineralized zones at depth can now be inferred with respect to the current mineralization and structures.

Nicéo

Work in 2007 consisted of drilling (2,262 m of RC) targeted on an interpreted shear zone and geochemical anomalies.  The results were generally negative; however, only a very small target area was tested with respect to the total area of the permit.

Poyo

Work in 2007 consisted of drilling (3,566 m of RB and 152 m of RC) targeting structural and stratigraphic contacts, largely from airborne interpretations.  Results were negative.

Limited work is planned in 2008 for all permits.  A small drilling program will be used to infill areas identified by the resource model as under-explored and a limited program of holes to test new structural interpretations for controls on mineralization.  A petrographic study will be undertaken to improve the Company’s understanding of the lithology, alteration and structural controls on the deposit.  This will also include major and trace element analysis of samples to establish provenance and deposit signature.

A new NI 43-101 compliant report on the Bondigui resources was completed in the first quarter of 2008.

Golden Hill Project Area

In 2007, exploration expenditures on this project were $0.7 million compared to $0.2 million in 2006.  Costs and meters drilled have increased on this project due to RC and diamond drill programs that were completed on Tankiédougou permit.  During 2007, 4,641m of drilling was completed which is a significant increase over the 548 m completed in 2006.  Approximatley 728 m of DD drilling was completed in 2007 to validate the geological model.  Approximately 3,913 m of definition and scout RC drilling was completed following the resource modeling phase and regional interpretation.  These programs confirmed the Company’s previous data, extended the Peksou zone to the west, and identified new low grade mineralized zones about 500 m north of Peksou.  Approximately 652 m of RC drilling was completed on the Nabéré permit during 2007.  This effort was intended to assess interpreted contact and possible northern extension of the Bonigui shear zone.  Results were negative and did not intersect similar structure or stratigraphy.

Niger Project Areas

The Kossa, Namaga and Koyria permits were the focus of the Company’s exploration activities in Niger.  Exploration expenditures were approximately $1.5 million, net of the write-offs of approximately $971,000 in 2007.  On a gross basis, total expenditures were approximately $2.4 million in 2007 compared to $2.3 million in 2006.  The majority of these expenditures relate to follow-up and reconnaissance drilling programs carried out on the Kossa and Koyria permits in the first half of 2007.

Kossa

Follow-up and reconnaissance drilling was carried out on the Kossa permit during the first half of 2007.  In the fourth quarter of 2007, 1,556 m of DD drilling was carried out on two targets.  326 m of drilling wase completed at Kossa South to confirm previous RC results and confirm previous RC intersections albeit with somewhat lower grades. 1,200 m of diamond drilling was focussed on the Kourki Molybdenum-Copper prospect in the southern portion of the permit.  A follow diamond drilling program has been reserved for the Kourki prospect in the second quarter of 2008 pending the analytical results.

Koyria

The Koyria permit was optioned from Greencastle in the first quarter of 2006, and is located between Niamey and the Namaga permit on the Sirba Birimian Belt, which is host to the only commercial gold mine (Samira Hill) in the country.  The M’banga gold prospect, the second most important artisanal gold mining site in the country, is located in the Koyria permit.  Work completed in 2007 included follow-up and reconnaissance drilling (1,631 m of AC and 3,546 m of RC).  In the third quarter of 2007, an airborne geophysical survey was completed over the northeastern portion of the permit.  The results will be compiled and processed in the first quarter of 2008 and used to generate potential drilling targets for follow-up in 2008.

Namaga

The Namaga permit was also optioned from Greencastle in the first quarter of 2006 and is located between Niamey and Orezone’s Kossa Project on the Téra Birimian Belt.  During the year, the Company terminated the JV agreement with Greencastle on this permit.  Deferred exploration expenses of approximately $971,000 were written off in the second quarter of 2007 as a result.

Mali Project Areas

There was no significant activity in Mali in 2007.  In the third quarter of 2007, management decided to abandon its permits.

Selected Annual Information

	2007	2006	2005

Consolidated Statements of Operations and Deficit (Summary)	$	$	$
Revenue	—	—	—
Total administrative expenses	3,337,633	2,134,531	2,071,801
Net loss	(3,054,112)	(1,064,722)	(5,321,816)
Basic and diluted net loss per common share	(0.02)	(0.01)	(0.05)

Consolidated Statements of Deferred Exploration Expenses (Summary)	$	$	$
Deferred exploration expenses - additions	13,699,644	10,130,254	20,838,213
Optionee contributions	725,405	1,151,042	14,225,450
Write off of deferred exploration expenses	2,039,175	202,520	3,687,251

Consolidated Statements of Cash Flows (Summary)	$	$	$
Cash flows used in operating activities	(19,328)	(589,260)	(355,726)
Cash flows used in investing activities	(225,419,090)	(11,426,813)	(3,500,719)
Cash flows from financing activities	256,127,503	246,694	29,998,803
Net increase (decrease) in cash or cash equivalents	30,689,085	(11,769,379)	26,142,358

Consolidated Balance Sheets (Summary)	$	$	$
Cash and cash equivalents	53,204,946	22,517,445	34,285,240
Investment in listed shares, at cost	7,065,335	1,244,819	127,668
Mineral exploration properties, at cost	215,082,778	6,145,562	6,130,562
Deferred exploration expenses, at cost	32,016,005	21,080,941	12,304,249
Note payable	—	—	—
Shareholders' equity	306,193,893	50,307,751	50,593,956
Total assets	311,075,113	51,987,495	54,168,217

Number of shares outstanding (at December 31)	355,955,938	133,018,641	132,777,641

Results of Operations

In 2007, the Company was still in a development stage with no operating business segment and no revenue generating activities.

For the year ended December 31, 2007, the Company recorded a net loss of approximately $3.1 million, or $0.02 per share on both a basic and diluted basis, compared to a net loss of $1.1 million, or $0.01 per share, on both a basic and diluted basis, for the 2006 year end.  The principal reasons for the larger loss in 2007 were higher administrative expenses, partially offset by higher income from non-operating items.

The Company’s financial performance is largely a function of the level of administrative expenses required to operate and carry out its exploration activities.  Administrative expenses of $3.3 million in the 12 months ended December 31, 2007 increased from $2.1 million in the 12 months ended December 31, 2006 due to:

•                  Higher salaries and bonuses due to more senior level employees;

•                  A $63,000 increase in Audit, Legal, and Professional Fees due to the equity financing completed in December 2007;

•                  A $646,000 increase in stock-based compensation due to significant grants in 2007;

Administrative expenses are offset by interest income and other non-operating items.  In 2007, administrative expenses were offset significantly by the following items:

•                  Increase in the gain on disposal of investments of $774,000 due to sales of investments that had appreciated significantly since acquisition.  Since these investments are classified as available-for-sale, increases in their market value are only recognized in income upon disposition; and

•                  Increase in exchange gain due to changes in foreign exchange rates between US dollars and both Canadian dollars and the CFA.

Deferred exploration expenditures increased to $32.0 million for 2007 compared to $21.1 million in 2006.  This is due to continued exploration work on the Company’s projects in Burkina Faso, West Africa.  Approximately $2.5 million of expenses were incurred on the Essakane project since the Company became the operator in November 2007.  The Company also engaged in significant exploration activities on the Séguénéga, Bomboré, Bondigui, and Kossa properties.

Approximately $2 million of deferred exploration expenses were written off in 2007 and these expenses related to permits that expired or were abandoned in the year.

Investments, at cost, increased by over $5.8 million in 2007 because the Company acquired units in StreetTRACKS and Platmin in the year.  The majority of this investment (approximately $5 million) was in StreetTRACKS,  StreetTRACKS is an exchange traded fund that holds gold as investments and, therefore, is designed to mirror the performance of the price of gold bullion, less the fund’s expenses. As a result, this investment is exposed to fluctuations in gold prices.

The total shares outstanding have increased significantly over the past three years primarily because of the public financing in 2007, which consisted of a total of 222,240,497 shares at a price of US$1.20 per share (“Public Financing”).  The Public Financing, completed in fourth quarter of 2007, consisted of 154,200,000 common shares issued to the public, 12,500,000 shares issued concurrently in a private placement, 41,666,667 shares issued to Gold Fields as partial consideration for the acquisition of the Essakane project, and 13,873,830 shares issued in connection with the exercise of an over-allotment option by the investment dealers.  All shares were issued at a price of US$1.20 per share.

Summary of quarterly results and fourth quarter

	2007
	Q4	Q3	Q2	Q1

Revenue	$—	$—	$—	$—

Net income (loss)	$(900,407)	$(647,569)	$(1,136,259)	$(369,877)
Weighted average number of shares outstanding	215,401,026	133,715,441	133,587,841	133,019,863

Net income (loss) per share, basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.00)

	2006
	Q4	Q3	Q2	Q1

Revenue	$—	$—	$—	$—

Net income (loss)	$(612,679)	$(16,540)	$(231,658)	$(203,845)

Net income (loss) per share, basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

(1)

The Company’s quarterly financial performance is a function of the level of administrative expenses required to operate a public company and manage its exploration activities.  In certain quarters, these expenses have been offset by exchange gains, interest income and gains on the sale of listed shares.

The Company reported a loss of $900,407 in the fourth quarter of 2007 compared to a loss of $647,569 in the third quarter of 2007.  The increase in the fourth quarter loss is due to the following items:

•                  The fourth quarter reflects year end bonuses and a full quarter of new management salaries.  Salaries and bonuses increased by approximately $280,000 over the third quarter of 2007 as a result;

•                  Audit, legal and professional fees increased by approximately $150,000 due primarily to the financing that was completed in the fourth quarter;

•                  Public company costs increased by  approximately $94,000 due to financing transactions completed in the fourth quarter of 2007; and

•                  Decrease in exchange gains of approximately $154,000 due to changes in foreign exchange rates between US dollars and both Canadian dollars and the CFA in the fourth quarter versus the third quarter of 2007.

The items above were offset by:

•                  Gains on the disposal of investments increased by approximately $134,000 due to the sale of listed shares held by the Company; and

•                  There were approximately $708,000 in write-offs of deferred exploration expenditures in the third quarter of 2007 and none in the fourth quarter.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $53.2 million at December 31, 2007, an increase of $30.5 million compared to the $22.5 million cash position at December 31, 2006.  The increase is primarily attributable to the financing activities undertaken in the year.

The Company is able to generate cash through the exercise of options and through financing activities.  In 2007, approximately $479,000 was generated on the exercise of stock options.  In addition, a significant amount of cash was generated in 2007 from a Public Financing completed by the Company in the fourth quarter of 2007 as part of the acquisition of the Essakane project from GFL.  The Company raised a total of US$216,688,596 from the issuance of 180,573,830 shares at US$1.20 per share.  This consisted of a public offering, concurrent private placement, and the sale of additional shares to the investment deals as part of the exercising of an over allotment option.  US$150 million of this cash was paid to GFL in consideration for the acquisition of their 60% interest in the Essakane project.  The Company also issued an additional 41,666,667 shares to GFL at a price of US$1.20 per share as part of the acquisition, and therefore for no cash consideration.

The Company has no cash flow generating operations, and its long-term financial success is highly dependent on management’s ability to discover economically viable mineral deposits.  The Company has sufficient capital resources to pursue its exploration program on its projects in 2008 based on its cash and cash equivalent balance at December 31, 2007, and an approved exploration budget for Burkina Faso and Niger of over $10.0 million.  However, additional financing will be required in the future to fund the Company’s development of the Essakane project, to bring one of the Company’s other properties into production, or to make additional acquisitions or investments within the mining sector.  Although the Company has been successful in the past in obtaining such financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Contractual Commitments

The Company has entered into a long-term lease agreement expiring in September 2008.  The lease calls for payments of CAD$87,856 for the rental of office space.  Minimum lease payments are as follows:

CAD$
2008	$37,908

Prior to year-end the Company entered into a long-term lease agreement commencing March 1, 2008 and expiring in February 2013.  The lease calls for payments of CAD$109,642 for the rental of office space as well as the Company’s proportionate share of the operating costs and taxes relating to the gross leasable area of the building.  Minimum lease payments are as follows:

CAD$
2008	$91,368
2009	$109,642
2010	$109,642
2011	$109,642
2012	$109,642
Thereafter	$18,274
$548,210

During the year the Company entered into an agreement for the construction of three waste water treatment plants in Burkina Faso.  The Company paid a 30% deposit on the construction project in 2007 and the balance of US$214,848 will be payable in 2008.  As well, the Company entered into an agreement for the manufacture of two mills for the

Essakane project.  A 10% deposit was paid in 2007.  A schedule of payments was not provided by the manufacturer. However, it is expected that the US$12,124,578 balance will be payable evenly over 2008 and 2009.

Off Balance Sheet Agreements

The Company does not have any off balance sheet arrangements.

Transactions with Related Parties

During the 2007 fiscal year, the Company charged $78,581 in administrative fees to San Anton Resource Corporation (“San Anton”) for rent, administrative services, and office supplies that were provided by the Company.  San Anton’s President and Chief Executive Officer (“CEO”) is a director of the Company.  The Company’s CEO is also a director for San Anton.  These transactions took place during the normal course of business and at fair market values.

Proposed Transactions

The Company continually reviews potential merger, acquisition, investment and other joint venture transactions that could enhance shareholder value, however, at the current time, there are no reportable proposed transactions.

Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them.  The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold.  The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to close to US $840 at December 31, 2007. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favorable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment.  Current and potential investors should give special consideration to the risk factors involved.

The Company does not currently have sufficient funding to complete the development of the Essakane project. In order to finance the development of the Essakane project, the Company will have to issue additional equity, borrow sufficient funds from third party lenders or both. There can be no assurance that funding will be available to the Company or available on terms that do not adversely affect the projected economic return from the development of the Essakane project. If funding is obtained through the issue of additional equity, shareholders’ interest in the Company may be diluted.

Challenges associated with the development of the Essakane project include, but are not limited to, securing a bilingual work force, the training of Burkina Faso nationals as skilled mine operators, many of whom will need to be recruited from outside the local area, and the need to resettle approximately 11,000 people. The inability to implement an effective training program on a timely basis could result in delays to the development of the Essakane project, and could adversely affect mine development and production. In addition to this, any opposition to the resettlement program may cause further delays and costs in the development of the Essakane project.

The Company has the necessary mining permit to commence development of the Essakane project but requires a mining convention confirming the fiscal terms with the government prior to the extraction of metals.  Although the company has committed to ordering some equipment with long order times and has secured the EPCM contractor for the plant, the Company requires sufficient financing to complete the entire project. Delays in obtaining these final items could lead to project delays and result in higher capital costs than anticipated.

Political Risk

The Corporation’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Corporation’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Corporation’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Corporation from exploring or ultimately developing its properties if economic quantities of minerals are found. The Corporation does not currently maintain “Political Risk” insurance.

Exploration Risk

Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Corporation will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to overcome.  The Corporation is also competing against a large number of companies that have substantially greater financial and technical expertise. The probability of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Corporation will be successful.

Development Risk

The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified.  Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk

While the Corporation’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Corporation will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk

External factors such as commodity prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so.  It is impossible to predict the future direction of these factors, and the impact that they will have on the Corporation’s operations, with any degree of certainty.  In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it.  While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world-wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk

At the present time the Corporation does not have any producing projects and no sources of revenue. The Corporation’s ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks

The Corporation has taken all reasonable steps to ensure that it has proper title it its properties.  However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Corporation’s title to its properties being challenged. Furthermore, the Corporation requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk

Both exploration programs and potential future mining operations are subject to a number of environment related regulations.  It is the Corporations intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Corporation from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Corporation or prevent it from continuing operations.

Management Dependence

The Corporation’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Corporation’s ability to replace highly qualified personnel cannot be assured.  At present, the Corporation does not maintain any key man life insurance.

Equipment Shortage

At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could delay the Corporation’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

For additional disclosure on these and other risks refer to the Company’s Annual Information Form.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and relevant notes.  These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

The Company reviews the carrying value of a mineral project when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future cash flows from a project are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the carrying value of the project exceeds estimated future cash flows, the project is written down to fair value.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the project for an amount greater than the carrying value.  An impairment is also recorded when management determines that it will discontinue exploration or development on a project or when exploration rights or permits expire. Management, Directors and Technical Advisors review the merits of each project interest to assess whether the project merits further exploration and development expenditure and whether the carrying value of the properties is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations. Any write downs are reflected as a separate line item on the statement of deferred exploration expenses.

The Black-Scholes option pricing model is used to value the Company’s stock options, purchase warrants, and options held in other public companies. This model requires highly subjective assumptions, including volatility and expected time until exercise, which affects the calculated values. These values affect the stock-based compensation line items appearing on the statement of operations and statement of deferred exploration expenditures.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) in 2005. These accounting policy changes were adopted on a prospective basis, and the Balance Sheet at December 31, 2006 was restated to reflect a reclassification of $483,211 from cumulative translation adjustment to accumulated other comprehensive income.

Financial Instruments — Recognition and Measurement (Section 3855)

Instruments classified as available-for-sale are measured at fair value, with any unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value, with any unrealized gains and losses recognized on the statement of operations.

The Company has classified its investments as available-for-sale, and therefore carries it at fair market value, with any unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold.  In the previous year, investments were carried at the lower of cost and market value. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening comprehensive income with no impact on net income.

The Company has classified its share purchase warrants and options as held for trading, and therefore carries them at fair market value.  They are grouped within the ‘investments’ account on the balance sheet.  Any unrealized gain or loss is recorded in ‘unrealized gain on fair value conversion of warrants’, appearing on the statement of operations.  In the previous year, these instruments were not separately recorded on the balance sheet. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening retained earnings with no impact on net income.

Hedges (Section 3865)

This standard establishes how hedge accounting may be applied.  The Company currently does not have any hedges in place, and therefore this policy has no impact on the Company’s financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet.  A component of this new category is unrealized gains and losses on financial assets classified as available-for-sale, as summarized in Note 14 of the financial statements.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company’s financial instruments include cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities. The fair value of these instruments is equivalent to the carrying value, given the short maturity period.

The Company also holds purchase share warrants and share options in other junior public resource-based companies that were not previously shown separately on the balance sheet. These purchase warrants have been recorded on the Balance Sheet at fair value using the Black Scholes model, and various assumptions such as historical volatility and dividend rate were used to derive the value.

Management’s Report on Internal Control over Financial Reporting

In the year ended December 31, 2007, the Company was required to fully comply with the reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002.   The Company has historically been a junior explorer with limited resources and, as a result, the Company’s financial statements have been relatively simple with respect to financial accounting issues.  In November 2007, however, the Company experienced significant growth after completing a $217 million equity financing and a $200 million acquisition of the Essakane Project.  The Company’s human resources have not yet grown sufficiently to adequately respond to risks arising from the Company’s rapid growth.  As a result, certain internal control weaknesses exist that will be remediated over time as the Company adds more personnel.

Management of Orezone Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.  This is defined as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP), and includes these policies and procedures that:

•                  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to error, collusion, or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis.  It is possible to design into the financial reporting process safeguards to reduce, though not eliminate, this risk.

Management assessed the effectiveness of internal controls over the financial reporting as of December 31, 2007 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company’s assessment of internal controls over financial reporting identified material weaknesses with certain entity level controls, segregation of duties, and knowledge of US Generally Accepted Accounting Principles.

(GAAP), as more fully described below. Because of the material weaknesses described below, management has concluded that the internal control over financial reporting was not effective as of December 31, 2007 or as of the date of filing this report.

Entity Level Controls

The Company does not have adequate formal policies and procedures for some of its key processes such as governance, record-keeping, disclosure controls, human resources matters including executive performance evaluation, information technology, and general administration.

The Chief Executive Officer, in his oversight role, has significant influence over all processes, decisions, transactions, and authorizations.

There was a lack of continuity in the role of the Chief Financial Officer.

Segregation of Duties

As a result of insufficient personnel, the Company does not have adequate segregation of duties with respect to many functions performed by accounting staff.

Knowledge of US GAAP

The Company lacks personnel with appropriate knowledge, experience and training in US GAAP.

The Company’s auditors, Deloitte & Touche LLP, have issued an adverse opinion on the effectiveness of the internal control over financial reporting as of December 31, 2007. Their auditors’ report on internal controls over financial reporting and their auditors’ report on the financial statements precede the financial statements.

Changes in Internal Controls over Financial Reporting

Subsequent to December 31, 2007, the Company hired a Director of Finance who is a Chartered Accountant and a Certified Public Accountant (US).  The Chief Financial Officer (CFO) who was involved in overseeing the preparation of the Company’s financial reporting, resigned effective April 4, 2008.  The Director of Finance has been promoted to Vice President of Finance and to act as interim CFO.  Management believes that this will assist in remediating the US GAAP weakness once a sufficient number of financial reporting periods have been concluded.

Management continues to implement new internal controls and will test their effectiveness.  Management is also actively pursuing the hiring of additional personnel in the finance department including individuals with relevant accounting designations and experience with US and Canadian public company financial reporting. Management estimates that implementing and testing of all of new controls to remediate these material weaknesses will not be complete until the filing of our Annual Report on Form 40-F for the year ended December 31, 2008; however, it is anticipated that testing of some of the controls designed and placed in operation to remediate certain material weaknesses may be completed prior to that time.  Management intends to report such changes on a quarterly basis as required. Management does not believe that the changes implemented after December 31, 2007 to present to remediate the weaknesses in the control over financial reporting have had a material impact.

Other MD&A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA.